UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 9, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Intersections, Inc.
File No. 0-50580 - CF#34942

Intersections, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to Form 10-K filed on March 27, 2017, and requesting extensions of prior grants of confidential treatment for information it excluded from the Exhibits to Forms 10-Q filed on May 10, 2012, May 9, 2013, and May 11, 2015.

Based on representations by Intersections, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1.4	10-K	March 27, 2017	through December 29, 2023
10.1	10-Q	May 10, 2012	through December 29, 2023
10.1.1	10-Q	May 9, 2013	through December 29, 2023
10.1.2	10-Q	May 11, 2015	through December 29, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary